                                           wescast industries inc.

WESCAST REPORTS THIRD QUARTER SALES
AND EARNINGS

TSX:                       WCS.A
NASDAQ:             WCST

October 22, 2003
Brantford, Ontario

Wescast Industries Inc. today reported a 13% increase in revenue for the third quarter of 2003, due to the inclusion of sales from its new business operations.  “Overall our results this quarter were in line with our expectations.  Our traditional manifold operations in North America have continued to perform well despite challenging market conditions,” said Ray Finnie, President and C.E.O. “We are pleased with the progress of operating improvements being demonstrated by our new facilities in Hungary and Georgia.  The positive financial impact of these improvements was offset this quarter by the impact of major maintenance and other one-time costs incurred in Georgia and product launch costs incurred in Hungary.  These facilities create a foundation within new markets upon which we will develop our future growth plans. Further improved financial performance is expected from these new facilities in the fourth quarter.”

Highlights

  Wescast revenues were up 13% over the level reported in the same quarter last year.  The increase resulted from growth in machining activity, the addition of chassis component sales in North America and the inclusion of sales from Weslin, the Company’s joint venture operation in Hungary

  Net earnings for the quarter were $5.0 million versus $12.0 million in 2002.  The costs associated with the continued ramp-up of the operations in Georgia and Hungary represented a negative impact on net earnings this quarter of $6.6 million compared to $1.2 million for the same period in 2002. The Georgia facility was acquired in mid-September of last year and the facility in Hungary was still in a pre-production phase at that time.

  Earnings per share on a diluted basis for the third quarter were $0.38, compared with $0.91 reported over the same period in 2002. Stock-based compensation expense impacted diluted earnings per share by $0.10 for the quarter.

  North American light vehicle production levels declined by 5% in the third quarter compared with the same quarter in 2002, with production levels for the Big 3 declining by 10.5% over the same period as they reduced inventory levels from June 30, 2003.  These production levels have declined 7% on a year-to-date basis.

  North American light vehicle sales levels for the Big 3 fell by 3% during the third quarter compared with the same period last year, despite the automakers continued use of incentive programs to encourage new vehicle transactions.

  During the quarter the Company announced the award of a newly designed cast and machined iron manifold for the General Motors 3800 Series 3 engine program, highlighting the Company’s ability to design and supply products with superior technology at a competitive price.

  During the quarter, the Province of Ontario and many areas of the eastern United States experienced a major disruption to the electric power supply.  The impact to the Company’s financial results for the quarter was minor.   The Company and its workforce responded effectively to meet the voluntary restrictions on electric power consumption imposed by the government and local electrical power authorities while still ensuring that its customers’ requirements were met.

Operations

Total sales for the quarter of $110.1 million were up 13% over the previous year’s level of $97.3 million.   Of the increase, $5.7 million came from the manufacture and sale of chassis components from the facility in Georgia and a further $4.7 million from our proportionate share of sales from Weslin.  The Company acquired the operation in Georgia in mid-September 2002 and as a result sales were impacted to a lesser degree during that quarter.   The Weslin operation was still in pre-production mode in 2002.  Sales of powertrain products in North America, comprised of cast and machined iron manifolds, decreased by 4%, but reflect several positive developments.  Machining penetration increased and product mix was favourable.  In addition, sales with a significant non-Big 3 customer have increased.   The level of manifolds that were both cast and internally machined rose to 80% of total manifolds produced, up from 63% over the same quarter last year. Revenue from prototype and tooling sales were $9.5 million, compared to $3.8 million reported in the third quarter of 2002. Although our unit production of cast manifolds declined by 9.5% from the same quarter last year, this was less than the 10.5% reduction in total production reported by the Company’s primary customer base.  Big 3 customers reduced vehicle inventory levels significantly in the quarter, as they reported a sales decline of only 3%.  The production decline in North America of Wescast powertrain components included the partial transfer of the production requirements for the Ford 4.0L program to  Weslin.  Volumes were also down due to previously reported program losses with DaimlerChrysler, which mainly occurred in the latter portion of 2002.

Net earnings for the period of $5 million compared with $12 million reported in the third quarter of 2002.  The profitability of the Company’s North American powertrain group was impacted by lower volumes, however performance has remained strong.   These operations contributed net earnings of $11.6 million in the third quarter or 12% of sales.   This compares with the $13.2 million or 13.9% generated over the same period last year on significantly higher volumes.  The strong operating performance and the impact of cost reduction activities in the manufacturing facilities enabled the Company to partially offset the negative pressure on margins created by the impact of market driven product price reductions, higher depreciation costs and increased operating costs.  The majority of the decline in net earnings in the period reflects the continued planned expenditures to support the ramp-up of the facilities in Georgia and Hungary.  The support of those operations, representing a strategic investment in geographic expansion and product diversification, resulted in a quarter-over-quarter negative impact on net earnings of $5.4 million.  These operations experienced a significant improvement in operating performance this quarter, however planned new product launch costs, planned vacation shutdowns and major maintenance resulted in a negative impact on earnings.

A more detailed discussion of the consolidated results for the quarter and the year-to-date period ended September 28, 2003 is contained in the attached Management’s Discussion and Analysis which follows the interim consolidated financial statements and the notes thereto.

Future Outlook

Industry production levels in the third quarter fell far more significantly over the period than did sales volumes, as the automakers worked to further reduce vehicle inventory levels.   North American light vehicle production estimates for 2003 are still projected to be in the range of 15.8 million to 16.0 million vehicles, only a slight reduction from 2002 levels.   The settlement of the UAW contract with automakers in the United States has eliminated some uncertainty in the industry, however there remains concern related to the strength of consumer confidence and whether the heavy incentives being offered to consumers by the automakers on the purchase or lease of new vehicles are losing their effectiveness.

The Company’s immediate areas of operational focus remain unchanged -

  The focus of the core powertrain operations in North America is targeted on cost reduction initiatives based upon continuous improvement and achieving operational excellence.  In addition, we look to further advance our machining penetration, increasing the percentage of manifolds supplied that are both cast and machined.  The goal is to improve the efficiency level of these operations enabling margins to be maintained in the face of inflationary cost increases.  We will continue to work with the existing customer base to meet their cost reduction targets and to demonstrate that we remain competitive with respect to the total value proposition when compared with offshore competitors located in low cost countries.  In addition, we will continue to build on recent successes with the new domestic customers to supply their requirements in North America.

  We continue to focus on improving the production process in the Georgia facility, however our primary focus has been to ensure we meet the production, launch and quality requirements of our customers.  Building confidence with our customer base will help ensure the long-term success of the facility.   The facility is showing improved operational performance.  These improvements will drive an improvement in financial performance as the operation begins to focus on increasing sales volumes

  The operation in Hungary is in a similar situation, demonstrating improved operating performance.  However, as highlighted in previous press releases, the operation remains focused on upcoming product launches.  Achieving successful new product launches will enable this operation to improve its financial performance.

Our longer-term strategic focus remains substantially unchanged:

  We will strive to remain cost competitive in our core operations by maintaining our focus on continuous improvement, as outlined above.

  We will improve the operating performance of the facilities in Hungary and Georgia to position them for future growth and profitability, as outlined above.

  We will maintain our commitment to fund research and development activities, as we work to advance our “hot end solutions” strategy, continue development on high temperature alloys and explore new product opportunities that can efficiently utilize existing capacity.

  We will evaluate both the threat and opportunities in the emerging markets in Asia.

We believe maintaining this focus is our best means of ensuring the long-term success of the Company.

About Wescast

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks.  The Company designs, casts, machines and assembles high-quality iron exhaust manifolds for automotive OEMs.  Wescastentered the suspension and brake component market through the acquisition of Georgia Ductile in September 2002. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Japan and Europe. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan.  It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market.  The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.
Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders.  These statements may be identified by words such as "believe,” "anticipate," "project,” “expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied.  These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission.  Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

October 22, 2003
3:00 p.m. EST
To participate, please dial (416)-641-6652
Post view is available from October 22 to October 29, 2003. To access please dial 416-626-4100 and enter passcode 21159961

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 750-0000

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Nine months ended

	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002

Sales	$110,088	$97,260	$352,098	$314,300
Cost of sales	89,269	70,163	275,620	210,527

Gross profit	20,819	27,097	76,478	103,773
Selling, general and administration	8,833	7,896	26,744	24,134
Stock-based compensation	1,912	145	1,251	12,934
Research, development and design	1,753	2,430	5,882	6,163

	8,321	16,626	42,601	60,542

Other (income) expense
Interest expense	315	207	1,063	331
Investment income	(27)	(497)	(128)	(1,730)
Other (income) and expenses (Note 8)	(81)	(402)	1,061	506

Earnings before income taxes	8,114	17,318	40,605	61,435
Income taxes	3,139	5,298	14,336	18,779

Net earnings	$4,975	$12,020	$26,269	$42,656

Net earnings per share (Note 9)
- basic	$0.38	$0.92	$2.01	$3.27

- diluted	$0.38	$0.91	$2.01	$3.27

Retained earnings, beginning of period	$344,838	$300,422	$326,686	$272,922

Net earnings	4,975	12,020	26,269	42,656
Dividends paid	(1,571)	(1,570)	(4,713)	(4,706)

Retained earnings, end of period	$348,242	$310,872	$348,242	$310,872

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at

	September 28, 2003	December 29, 2002

Current assets Cash and cash equivalents
	$0	$9,984
Short-term investments	0	11,909
Receivables	85,759	73,095
Income taxes receivable	2,357	5,578
Inventories	35,609	38,412
Prepaids	3,885	2,526
Current assets – discontinued operations	223	265

	127,833	141,769

Property and equipment (Note 5)	381,691	382,718
Future income taxes	8,590	2,300
Goodwill	41,485	41,485
Other (Note 6)	11,317	15,708
Long-term assets – discontinued operations	5,498	5,237

	$576,414	$589,217

Current liabilities
Bank indebtedness	$8,421	$0
Payables and accruals	39,199	75,873
Current portion of long-term debt	4,302	6,190
Current portion of stock appreciation rights	4,124	3,213

	56,046	85,276

Long-term debt	38,021	46,576
Long-term stock appreciation rights	271	105
Future income taxes	13,298	11,464
Employee benefits	11,405	9,533

	119,041	152,954

Shareholders' equity
Capital stock (Note 7)	109,949	109,596
Retained earnings	348,242	326,686
Share purchase loans	(1,196)	0
Cumulative translation adjustment (Note 3)	378	(19)

	457,373	436,263

	$576,414	$589,217

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended		Nine months ended

	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002

Cash derived from (applied to)
Operating
Earnings from continuing operations	$4,975	$12,020	$26,269	$42,656
Add (deduct) items not requiring cash:
Depreciation and amortization	10,950	7,064	31,558	20,555
Amortization of bond costs	10	214	137	653
Future income taxes	(1,724)	279	(4,536)	(2,640)
Gain on disposal of investments	0	(15)	(13)	(195)
Loss on disposal of equipment	385	100	249	147
Stock-based compensation expense	1,868	(394)	1,077	11,311
Employee benefits	830	612	2,391	1,838

	17,294	19,880	57,132	74,325

Change in non-cash operating working capital (Note 10)	(8,207)	(4,766)	(46,930)	(15,813)

	9,087	15,114	10,202	58,512
Discontinued operations	(38)	528	(287)	(394)

	9,049	15,642	9,915	58,118

Financing
Issue of long-term debt	476	1,055	1,554	1,762
Repayment of long-term debt	(272)	(14,218)	(4,577)	(16,024)
Payment of obligations under capital leases	(161)	(234)	(827)	(627)
Employee benefits paid	(159)	(184)	(519)	(655)
Issuance of share capital under Employee Share Purchase Plan	102	126	352	435
Employee share loan repayments	151	328	414	408
Issuance of share capital under Stock Option Plan	0	57	0	2,178
Dividends paid	(1,571)	(1,570)	(4,713)	(4,706)

	(1,434)	(14,640)	(8,316)	(17,229)

Investing

Purchase of property, equipment and other assets	(8,838)	(22,594)	(33,805)	(61,159)
Purchase of investments	0	0	0	(48,236)
Purchase of subsidiary, net of cash acquired	0	(39,521)	0	(39,521)
Deferred pre-production costs	0	(558)	0	(3,002)
Redemption of investments	0	39,547	11,905	65,149
Proceeds on disposal of equipment	37	109	1,896	214
Discontinued operations	0	(5)	0	(358)

	(8,801)	(23,022)	(20,004)	(86,913)

Net decrease in cash and cash equivalents	(1,186)	(22,020)	(18,405)	(46,024)
Cash and cash equivalents, net of bank indebtedness
Beginning of period	(7,235)	34,575	9,984	58,579

End of period	$(8,421)	$12,555	$(8,421)	$12,555

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1.  Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 29, 2002.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements for the year ended December 29, 2002 except for:

The Company changed its accounting treatment with respect to director and employee share purchase plan loans to that issued by the Canadian Institute of Chartered Accountants in December 2002. The main effect of the change to the Company’s financial statements is that in 2003 the share purchase loans are reported as a deduction from shareholders’ equity as compared to other assets as reported in prior years. The comparative figures of 2002 have not been restated.

Note 3.  Cumulative translation adjustment

As a result of the growing independence of Weslin Industries Inc., the Company’s jointly controlled entity; management has determined that it is now appropriate to treat it as self-sustaining. Effective June 30, 2003, the net assets of this operation are translated using the current rate method. Adjustments arising from the translation are deferred and recorded as a separate component of shareholders’ equity. This change has been applied prospectively, resulting in an increase to equity of $3,831 at June 30, 2003.

Note 4. Interest in jointly controlled entities

The following is the company’s proportionate share of the major components of its jointly controlled entities (before eliminations):

		September 28, 2003	December 29, 2002

Balance Sheet
Current assets		$11,100	$13,599
Long-term assets		62,700	58,437
Current liabilities		8,178	9,061
Long-term liabilities		2,655	3,074
Equity		62,967	59,901

	Three months ended		Nine months ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002

Statement of earnings
Sales	7,071	2,692	26,021	11,557
Cost of sales and expenses	9,257	3,377	32,145	12,898
Net loss	(2,186)	(685)	(6,124)	(1,341)

Note 4. Interest in jointly controlled entities (continued)

	Three months ended		Nine months ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002

Statement of cash flows
Cash derived from (applied to)
Cash flows from operating activities	(1,702)	(3,131)	(653)	(3,697)
Cash flows from financing activities	209	(2,117)	(581)	3,134
Cash flows from investing activities	$ (314)	$ (3,681)	$ (2,705)	$ (8,331)

Note 5. Property and Equipment

	September 28, 2003	December 29, 2002

Cost
Land	$5,346	$5,529
Buildings and improvements	165,566	144,193
Machinery, equipment and vehicles	393,567	394,383

	564,479	544,105

Accumulated Depreciation
Buildings and improvements	23,994	19,468
Machinery, equipment and vehicles	158,794	141,919

	182,788	161,387

Net Book Value
Land	5,346	5,529
Buildings and improvements	141,572	124,725
Machinery, equipment and vehicles	234,773	252,464

	$381,691	$382,718

Note 6. Other

	September 28, 2003	December 29, 2002

Deferred pre-production costs	$10,640	$13,436
Director and employee share purchase plan loans	0	1,448
Bond issue costs	630	771
Licence	47	53

	$11,317	$15,708

Note 7. Capital Stock

Authorized
    Unlimited        Preference shares, no par value
    Unlimited        Class A subordinate voting common shares, no par value
    9,000,000        Class B multiple voting common shares, no par value

	September 28, 2003	December 29, 2002

Issued and outstanding
5,718,706 Class A Common shares (2002 – 5,707,111)	$97,522	$97,169
7,376,607 Class B Common shares (2002 – 7,376,607)	12,427	12,427

	$109,949	$109,596

Note 8. Other (income) and expenses

	Three months ended		Nine months ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002

Foreign exchange translation loss (gain)	$ 203	$(463)	$1,439	$570
Loss (gain) on disposal of equipment and other	(284)	61	(378)	(64)

	$ (81)	$ (402)	$1,061	$506

Note 9.  Earnings per common share

Basic net earnings per share for the three months ended September 28, 2003 are based on the weighted average common shares outstanding (2003 – 13,039,818 shares; 2002 – 13,079,751 shares). Diluted net earnings per share for the three months ended September 28, 2003 are based on the diluted weighted average common shares outstanding (2003 – 13,039,818 shares; 2002 – 13,338,053 shares). For the year to date, the number of common shares outstanding on both the basic and diluted basis is the same (13,039,818).

Note 10. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash working capital	Three months ended		Nine months ended

	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002

Receivables	$ (5,879)	$ 1,699	$ (12,825)	$ (12,609)
Inventories	6,786	(7,006)	2,803	(9,025)
Prepaids	(1,254)	(1,679)	(1,359)	(1,527)
Payables and accruals	(7,987)	4,799	(38,770)	14,872
Income taxes receivable	127	(2,579)	3,221	(7,524)

	$ (8,207)	$ (4,766)	$ (46,930)	$ (15,813)

Note 11. Segment Information

The Company currently operates within two reportable segments, both in the automotive industry. The powertrain segment has operations in North America and Europe, while the chassis segment maintains operations in North America only.

There were no intersegment sales during the three months ended September 28, 2003. All Corporate costs have been allocated to the powertrain segment.

	Three months ended September 28, 2003
	Powertrain		Chassis
	North America	Europe	North America	Total

Sales to external customers	$96,907	$4,694	$8,487	$110,088
Net earnings (loss)	11,573	(2,107)	(4,491)	4,975
Interest revenue	27	0	0	27
Interest expense	149	0	166	315
Depreciation and amortization	8,374	1,212	1,364	10,950
Income taxes	5,424	28	(2,313)	3,139
Purchase of property, equipment and other assets	$7,835	$163	$840	$8,838
	Three months ended September 29, 2002
	Powertrain		Chassis
	North America	Europe	North America	Total

Sales to external customers	$95,127	$0	$2,133	$97,260
Net earnings (loss)	13,258	(727)	(511)	12,020
Interest revenue	497	0	0	497
Interest expense	72	0	135	207
Depreciation and amortization	6,479	476	109	7,064
Income taxes	5,564	(3)	(263)	5,298
Purchase of property, equipment and other assets	$19,000	$3,122	$ 472	$22,594

Note 11. Segment Information (continued)

	Nine months ended September 28, 2003
	Powertrain		Chassis
	North America	Europe	North America	Total

Sales to external customers	$305,479	$14,754	$31,865	$352,098
Net earnings (loss)	45,173	(6,691)	(12,213)	26,269
Interest revenue	128	0	0	128
Interest expense	427	0	636	1,063
Depreciation and amortization	23,704	3,560	4,294	31,558
Income taxes	20,567	61	(6,292)	14,336
Purchase of property, equipment and other assets	$28,592	$2,500	$2,713	$33,805
	Nine months ended September 29, 2002
	Powertrain		Chassis
	North America	Europe	North America	Total

Sales to external customers	$312,167	$0	$2,133	$314,300
Net earnings (loss)	44,838	(1,671)	(511)	42,656
Interest revenue	1,730	0	0	1,730
Interest expense	196	0	135	331
Depreciation and amortization	19,234	1,212	109	20,555
Income taxes	19,022	20	(263)	18,779
Purchase of property, equipment and other assets	$55,235	$5,452	$ 472	$61,159

Note 11. Segment Information (continued)

	September 28, 2003
	Powertrain		Chassis
	North America	Europe	North America	Total
Total Assets	$380,776	$68,476	$127,162	$576,414
Property and equipment	269,538	51,054	61,099	381,691
Deferred pre-production costs	1,928	8,712	0	10,640
Goodwill	$0	$0	$41,485	$41,485

	December 29, 2002
	Powertrain		Chassis
	North America	Europe	North America	Total
Total Assets	$395,611	$65,321	$128,285	$589,217
Property and equipment	265,953	44,577	72,188	382,718
Deferred pre-production costs	3,185	10,251	0	13,436
Goodwill	$0	$0	$41,485	$41,485

Note 12. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation adopted at September 28, 2003. Specifically, future income tax assets associated with loss carry forwards have been reclassified as long-term assets.

Management’s Discussion and Analysis
Of Results of Operations and Financial Position
For the Three Months Ended September 28, 2003

Wescast Industries Inc. (“Wescast” or the “Company”) is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, casts, machines and assembles high-quality iron exhaust manifolds for automotive OEMs. Wescast entered the suspension and brake component market through the acquisition of Georgia Ductile in September 2002. The Company employs approximately 2,400 skilled and highly committed people in 8 production facilities and five sales and design centres in Canada, the United States, Japan and Europe.

The Company’s operations consist of two business segments: powertrain and chassis. The powertrain group is focused on the design and manufacture of exhaust system components for the global automotive industry. This group operates in North America and Europe. The North American powertrain operations are mature and consist of 6 production facilities. The European powertrain operations are conducted through Weslin Hungary Autoipari Rt. (“Weslin”), a company managed by Wescast jointly with Linamar Corporation. Weslin is currently in a ramp-up mode and has not achieved consistent operating performance. The chassis segment is focused on the design and manufacture of brake and suspension components for sale to the Big 3 vehicle manufacturers or their Tier 1 suppliers. The Company entered the segment in September 2002 with the acquisition of Georgia Ductile. The Georgia operation is also in a ramp-up mode and has not yet achieved consistent operating performance.

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in Canadian dollars unless otherwise noted. This MD&A should be read in conjunction with: The Interim Consolidated Financial Statements and notes thereto for the three-month period ended September 28, 2003; the “Management’s Discussion and Analysis” included in the Annual Report of Wescast for the year ended December 29, 2002; and with the Consolidated Financial Statements and notes thereto for the year ended December 29, 2002.

Overview

Overall the financial results this quarter were in line with our expectations.

The North American powertrain operations continued to perform well and in line with our expectations in spite of lower volumes. Operating performance, in terms of uptime and scrap levels, were improved over the same period of 2002. Also, we are realizing the benefits of our cost reduction initiatives implemented at each production facility.

The operating performance of our facilities in Georgia and Hungary continue to improve as these operations ramp up. However, the improved operating performance did not result in improved financial performance during the quarter. The positive impact of lower scrap rates and increased machine capability was offset this quarter by the impact of planned major maintenance, planned vacation shutdowns and other one-time costs incurred in Georgia and product launch costs incurred in Hungary.

Results from Operations

Vehicle Production Volumes

North American light vehicle production volumes for the quarter totaled approximately 3.7 million units, a 5% decrease from the 3.9 million units produced for the same period in 2002. Production during the quarter by the Big 3 vehicle manufactures, our primary customers, was down 10.5% compared to the same period in 2002. On a year-to-date basis, North American light vehicle production was down 4%; with Big 3 down 7% compared to 2002.

Sales

Consolidated sales for the quarter were $110.1 million, an increase of $12.8 million or 13% over the previous year’s level of $97.3 million. Sales for the nine-month period were $352.1 million, an increase of $37.8 million or 12% over the first nine months of 2002.

The sale of powertrain products in North America for the quarter comprised of cast and machined iron manifolds, decreased by 4% compared to the same period in 2002, but reflect several positive developments including improved machining penetration and favourable product mix.  In addition, sales with a significant non-Big 3 customer have increased.  Sales for the quarter were $88.1 million compared with $91.4 million in 2002. The level of manifolds that were both cast and internally machined rose to 80% of total manifolds produced, up from 63% over the same quarter last year. Machining volumes were up 14% in the period compared to 2002.  For the first nine months of the year machining penetration was 77% compared to 61% in 2002.  Although unit production of cast manifolds declined by 9.5% from 3.4 million units in 2002 to 3.1 million units in 2003; the decline was less that that experienced by the Company’s primary customer base.   The Big 3 reported a 10.5% reduction in total production this quarter compared to the same period last year.  The Big 3 reduced vehicle inventory levels significantly in the quarter, as they reported a sales decline of only 3%.  For the nine-month period North American powertrain sales were $285.1 million, a decline of 5% compared to 2002. Unit volumes for the first nine months were 10.3 million units, a 12% decrease compared to the 11.8 million units in 2002. The production decline in North America of the Company’s powertrain components, for the quarter and on a year-to-date basis, included the partial transfer of the production requirements for the Ford 4.0L program to Weslin.  Volumes were also down due to program losses with DaimlerChrysler which mainly occurred in the latter portion of 2002.  These decreases were partially offset by increased volume with GM and the growth of sales volumes with Nissan. The increased volume with GM was due to strong shipments for the GEN III truck programs and several recent launches of new programs with GM. Also, favourable product mix and increased machining penetration, being the percentage of parts cast and machined, partially offset the decrease in North American powertrain sales.

Sales of chassis components from our facility in Georgia, which was acquired in mid-September 2002, accounted for $5.7 million of the increase for the quarter and $26.5 million of the increase on a year-to-date basis.  In addition, our proportionate share of sales from Weslin was $4.7 million for the quarter and $14.8 million for the first nine months. The Company did not report any sales for Weslin in 2002 as the operation was in a pre-production phase.

Revenue from prototype and tooling sales for the quarter increased by $5.7 million to $9.5 million compared to $3.8 million in the same period a year ago. For the first nine months these sales were $23.6 million, an $11.8 million increase over 2002. Tooling sales at our Georgia facility accounted for $0.7 million of the increase for the quarter and $3.2 million of the increase on a year-to-date basis. The change in prototype and tooling sales is a function of customer program timing, making specific period-over-period comparisons difficult.

Gross Profit

Gross profit for the quarter was $20.8 million or 18.9% of sales compared to $27.1 million or 27.9% of sales in the same period of 2002. For the first nine months gross profit was $76.5 million or 21.7% of sales compared to $103.8 million or 33% of sales in 2002.

  The profitability of our Company’s North American powertrain operations remained strong in spite of lower casting volumes. The negative pressure on our gross profit from lower volumes and market driven customer price concessions for the quarter were partially offset by strong operating performance, lower raw material prices as compared to 2002, and the impact of cost reduction activities in our manufacturing facilities. Also, our strategy to increase our machining penetration volume has resulted in improved gross profit. In addition, we have revised our estimate of government investment tax credits to be realized on qualifying scientific research and development expenditures of prior periods. This resulted in a positive impact on gross profit for the quarter of $1.3 million and a positive impact of $2.4 million on a year-to-date basis.

The majority of the decline in gross profit for the quarter and on a year-to-date basis is a result of the impact on earnings to support the ramp-up of operations in Georgia and Hungary. Also contributing to the decline was increased year-over year depreciation and amortization as discussed below.

Our operation in Hungary, Weslin, continues to focus on launch activities. The chassis component operation in Georgia is beginning to show improved operating performance. The positive financial impact of these improvements in Georgia was offset this quarter by the costs associated with a major equipment maintenance program undertaken in July as well as a planned vacation shutdown. These operations are both in ramp-up mode and are striving to achieve the operating metrics necessary to reach breakeven. Included in the Future Outlook section is an outline of some of the action plans underway to improve the performance of the Hungarian and Georgia operations.  The overall negative impact for the quarter on net earnings from these operations was $6.6 million, with $2.1 million coming from Hungary and the remaining $4.5 million from Georgia. On a year-to-date basis the overall negative impact on net earnings was $18.9 million, with $6.7 million coming from Weslin and $12.2 million from Georgia.  In 2002, the bulk of the operating results for Weslin were deferred as pre-production costs. These operations are both being supported with leadership, technical and administrative resources from the Company’s core operations in an effort to accelerate the performance improvement. It is anticipated that these operations will begin to generate operating profit by the end of 2004.

Depreciation and amortization costs included in cost of sales increased $3.8 million for the quarter to $10.9 million as compared to the same period of 2002. For the first nine months depreciation and amortization costs were $31.6 million, up from $20.5 million in 2002. The majority of the increase relates to our new machine lines, depreciation costs of the Georgia operation and the amortization of deferred pre-production costs related to our Weslin facility. The amortization of the Weslin deferred pre-production costs began January 2003.

Selling, General and Administration

The Company’s fixed cost base has increased over 2002 levels in support of the Company’s growth and diversification initiatives, specifically the addition of the sales force to support our chassis group and the depreciation and operating costs associated with our new technical development centre and corporate office. Cost reduction efforts within these administrative departments have successfully offset most of these increases. The Company’s selling, general and administration expenses for the quarter totaled $8.8 million, up $0.9 million over the same period in 2002. As a percentage of sales, these expenses declined slightly from 8.1% to 8.0%. For the first nine months, selling, general and administration expenses were 7.6% of sales, or $26.7 million, compared to 7.7%, or $24.1 million for 2002. Depreciation costs, included in selling, general and administration expenses, account for $0.6 million of the increase for the quarter and all of the increase on a year-to-date basis.

Stock-based Compensation

In 2002 the Company’s stock option plan was amended to authorize the grant of tandem stock appreciation rights. The increase or decrease in the intrinsic value of the stock options is included as stock-based compensation expense. As a result of the market price of our shares increasing by approximately $5 during the quarter, the impact was $1.9 million for the quarter compared to $0.1 million for the same period in 2002. The cumulative year-to-date impact was $1.3 million compared to $12.9 million in 2002. In 2002 the Company reported a non-cash charge to earnings of $14.9 million to reflect the initial impact of the plan amendment.

Research, Development and Design

The Company’s research, development and design expenses of $1.8 million this quarter were down $0.7 million from the same period of 2002. For the first nine months these expenses were down $0.3 million from 2002. Spending related to our “hot end solutions” project has declined compared to 2002, as the program has moved through the process and product development phase and is now focused on addressing customer specific application issues. In addition, discretionary spending is being monitored closely in an effort to reduce costs within the various research, development and design departments.

The Company remains committed to funding research and development activities, including specifically our hot end solutions strategy and the continued development of high temperature alloys.

During the quarter the Company announced the award of a newly designed cast and machined iron manifold for the General Motors 3800 Series 3 engine program, highlighting the Company’s ability to design and supply products with superior technology at a competitive price.

Interest Expense

Interest expense for the quarter was in line with the same period of 2002. For the first nine months interest expense was $1.0 million, up from $0.3 million in 2002. The increase was primarily a result of additional interest expense resulting from the debt assumed on the acquisition of the facility in Georgia.

Investment Income

Investment income for the quarter and on a year-to-date basis declined significantly as compared to 2002 as our cash and investment balances were lower throughout 2003. In September 2002 a substantial portion of our cash reserves were utilized to fund the acquisition in Georgia.

Income Taxes

The effective tax rate reflected for the quarter was 38.7%, compared with a rate of 30.6% in 2002. The year-to-date rate for 2003 is 35.3% as compared to 30.6% for 2002. The rate change reflects the loss generated by our Hungarian operation. That operation is eligible for a tax holiday whereby, earnings are not subject to income taxes during the first ten years of operations.  Consequently no tax benefit has been recognized with respect to the loss.

Financial Condition, Liquidity and Financial Resources

At September 28, 2003 the Company had $8.4 million in bank indebtedness compared with $7.2 million at the end of the second quarter and $21.9 million in cash, short-term investments and long-term bond investments at the end of 2002. During the third quarter cash flows generated from operations were offset by capital expenditures and dividend payments. The Company expects to rebuild cash reserves over the balance of the year and is well positioned to support future growth initiatives.

Operating Activities

The Company generated $9.0 million in cash from operations during the third quarter, compared with $15.6 million cash generated from operations during the third quarter of 2002. On a year-to-date basis cash flow from operations was $9.9 million compared to $58.2 million in 2002.  The decrease was primarily attributable to the losses generated by our operations in Hungary and Georgia and increased usage of non-cash working capital in North America. Incremental investments in non-cash working capital in the quarter were $8.2 million or $46.9 million year-to-date compared to $4.8 million or $15.8 million year-to-date for 2002. The increased investments compared to 2002 resulted primarily from the settlement of accounts payable balances associated with the construction of our new technical development centre and corporate office and associated with the purchase of new machine lines in 2002. Accounts receivable also grew temporarily in the quarter but we expect it will contribute to strong cash generation in the fourth quarter.

Investing Activities

Capital expenditures for the third quarter were $8.8 million, which were $13.8 million lower than the $22.6 million incurred over the same quarter last year. The capital expenditure level in 2002 included $5.4 million of construction costs associated with the Company’s technical development centre and corporate office complex and increased spending of $2.2 million related to the expansion of machining capacity. Also, Weslin’s capital expenditures were lower in 2003 compared to 2002. Capital expenditures are being closely monitored. Project approvals are focused at specific capacity requirements, projects generating a rapid payback or those projects required for safety or environmental initiatives. During the third quarter of 2002 cash and short term investments were redeemed for proceeds of $39.5 million to fund our acquisition in Georgia. There were no similar transactions in the third quarter of 2003.

Financing Activities

Repayments of long-term debt during the quarter totaled $0.3 million compared to $14.2 million in 2002. During the third quarter of 2002 the Company repaid $14.2 million of debt which we assumed on the acquisition in Georgia.  Dividends paid during the quarter were $0.12 per common share, consistent with the third quarter 2002.

Financing Resources

At September 28, 2003 the Company had drawn $11.5 million on its operating credit facilities. Bank indebtedness, net of cash and cash equivalents was $8.4 million at September 28, 2003. The Company has unused and available operating credit facilities of approximately $44 million.

Shareholders Equity

Shareholders’ equity increased to $457.4 million from $436.3 million at December 29, 2002 and from $447.9 million at the end of the second quarter of 2003. These increases resulted from earnings retained in the Company and a significant increase in the value of the cumulative translation adjustment account. The cumulative translation adjustment account represents the unrealized increase in the value of the Company’s investments in its self sustaining subsidiaries operating in foreign currencies and translated to Canadian dollars at current rates of exchange.

As a result of the growing independence of Weslin, management has determined that it is now appropriate to treat this investment as self sustaining and use the current rate method to translate the net assets of the operation. This change was applied prospectively, resulting in an increase to the cumulative translation account of $3.8 million at June 30, 2003.

Future Outlook

During the third quarter, the North American automakers worked to reduce vehicle inventory levels. North American light vehicle production levels fell far more significantly over the period than did sales volumes.   North American light vehicle production estimates for 2003 have remained stable and are projected to range between 15.8 million to 16.0 million vehicles, a slight reduction from 2002 levels.    During the third quarter, the Big Three and the United Autoworkers reached agreement on new labour contracts affecting workers in the United States, eliminating some uncertainty that had existed in the industry.  However, there remains uncertainty related to the overall strength in consumer confidence levels and whether the heavy incentives offered by the automakers to consumers on the purchase or lease of a new vehicle are losing their effectiveness.

The Company’s immediate areas of operational focus remain unchanged -

  The focus of the core powertrain operations in North America is targeted at cost reduction initiatives based upon continuous improvement and achieving operational excellence.  In addition, we look to further advance our machining penetration, increasing the percentage of manifolds supplied that are both cast and machined.  The goal is to improve the efficiency level of these operations enabling margins to be maintained in the face of inflationary cost increases.  We will continue to work with the existing customer base to meet their cost reduction targets and to demonstrate that we remain competitive when compared with offshore competitors located in low cost countries.  In addition, we will continue to pursue opportunities with new domestic customers to supply their requirements in North America.

  We continue to focus on improving the production process in the Georgia facility.  Our primary focus has been to ensure we meet the production, launch and quality requirements of our customers.  Building confidence with our customer base will help ensure the long-term success of the facility. The facility is showing improved operational performance, with higher throughput and lower scrap levels being achieved. These improvements will drive improved financial performance in the future and will allow the focus to gradually shift toward expanding the facilities’ sales volumes.   The operation continues to receive support from the Company’s core operations aimed at accelerating the improvement of operating performance, assisting in the launch of new product programs and installing the operating systems to support the business in the future.  This support, combined with various capital expenditure initiatives currently underway to improve product throughput and production efficiency, is contributing to the operational improvements.

  The operation in Hungary is in a similar situation.  The operation has showed improved operating performance in recent months.  As highlighted in previous reports, customer acceptance has remained strong, however a number of product launches originally scheduled for 2002 were delayed for reasons beyond the control of the operation.  This slowed the development of the facility and resulted in a high concentration of program launches in 2003.   The successful launch of new programs represents the primary focus of the operation.  Where required the operation is being supported with technical resources from the Company’s core operations in North America.   In addition, the production requirements for the Ford 4.0L program continues to be supported as required by the foundries in Canada to allow the appropriate level of operational focus to be directed at product launches.  We believe enabling the operation to focus its resources on achieving successful new product launches is the most effective method of helping improve its operational and financial performance.

Our longer-term strategic focus remains substantially unchanged:

  We will strive to remain cost competitive in our core operations by maintaining our focus on continuous improvement, as outlined above.

  We will improve the operating performance of the facilities in Hungary and Georgia to position them for future growth and profitability, as outlined above.

  We will maintain our commitment to fund research and development activities, so that we may continue to be the technology leader in the markets we serve.  We will continue to develop our “hot end solutions” strategy, continue development on high temperature alloys and explore new product opportunities that can efficiently utilize existing capacity.

  We will evaluate both the threat and opportunities in the emerging markets in Asia.

We believe maintaining this focus is our best means of ensuring the long-term success of the Company.

Risks and Uncertainties (Forward-Looking Statements)

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this MD&A and in our filings with applicable Securities Commissions and in reports to our stockholders.  These statements may be identified by words such as "believe,” "anticipate," "project,” “expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied.  These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission.  Wescast undertakes no obligation to update any of these forward-looking statements.